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Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor		Predecessor
(In millions)	2007	Period from February 1 to December 31, 2006	Period from January 1 to January 31, 2006	2005		2004	2003
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$697	$47	$22,846	$(21,178)		$(1,724)	$(2,802)
Add (deduct):
Fixed charges, from below	895	1,051	63	775		606	639
Distributed earnings of affiliates	3	4	—	3		2	2
Amortization of capitalized interest	1	—	1	14		16	17
Minority interest	(2)	(4)	—	—		—	—
Interest capitalized	(19)	(15)	—	3		(1)	(3)

Earnings (loss) as adjusted	$1,575	$1,083	$22,910	$(20,383)		$(1,101)	$(2,147)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs(a)	$661	$728	$42	$484		$448	$523
Portion of rental expense representative of the interest factor	234	323	21	291		158	116

Fixed charges, as above	895	1,051	63	775		606	639
Preferred stock dividend requirements (pre-tax)(b)	18	18	1	10		10	10

Fixed charges including preferred stock dividends	$913	$1,069	$64	$785		$616	$649

Ratio of earnings to fixed charges	1.76	1.03	363.65	(c	)	(c )	(c )

Ratio of earnings to fixed charges and preferred dividend requirements	1.73	1.01	357.97	(c	)	(c )	(c )

(a)
Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)
Successor Company dividends were adjusted using 2007 and 2006 effective tax rates of approximately 43% and 49%, respectively.

(c)
Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $21.2 billion in 2005, $1.7 billion in 2004 and $2.8 billion in 2003.

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  Exhibit 12.1
UAL Corporation and Subsidiary Companies Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements